F r a s e r a n d C o m p a n y

Barristers and Solicitors

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

December 9, 2004

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Peggy A. Fisher, Assistant Director

Dear Sirs/Mesdames:

Re: Logicom, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-118719

Further to your letter dated November 23, 2004, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your November 23, 2004 letter:

Prospectus Cover Page

1. It is so stated.

Prospectus Summary - Page 4

2. It is so stated.

3. It is so revised.

4. It is stated other than Ms. Hong, the President and a director who travels among China, Japan and BC, all officers, directors and employees are physically located in China. It is also stated that the Company's only asset is cash.

5. The Company does not want to include the hyperlinked information within the Prospectus. The statement is therefore deleted.

6. It is reconciled.

7. It is revised to state that the Company intends to become one of the leading providers of the core technology for the applications.

Risk Factors - Page 5

Risks associated with our business - Page 5

8. A risk factor associated with the reliance on resellers and distributors is added.

9. A risk factor that arises from the factor that the Company has no employees other than officers and directors and no asset other than cash is added.

Our auditors have issued a going concern opinion ... - Page 5

10. The expenses incurred during the first nine months of 2004 is added.

We have no operating history as software development company ... - Page 6

11. It is so revised.

If we are unable to obtain the necessary financing ... - Page 6

12. The discussion is expanded accordingly.

Even though we will treat our voice interface software platform as proprietary ... - Page 7

13. It is revised accordingly.

We depend to a significant extent on certain key personnel ... - Page 7

14. The discussion is so expanded.

If our estimates related to expenditures are erroneous our business will fail ... - Page 7

15. Cross-reference is so provided and the risk factor is revised accordingly.

Risk associated with our common stock - Page 8

16. The risk factor is added accordingly.

Because all of our officers and directors are located ... - Page 8

17. It is revised accordingly.

Forwarded-Looking Statements - Page 9

18. It is revised to eliminate the reference.

The Offering - Page 9

19. The question under this item is the same as the question in item 44. It is described in "Recent Sales of Unregistered Securities".

Business - Page 10

20. It is done accordingly.

21. It is done accordingly.

22. A paragraph is added to disclose that there is no government regulations on the Company's business and the Company will not need to obtain government approval of its intended products or services.

Present Stage of Development - Page 12

23. It is updated accordingly.

Industry Analysis - Page 12

24. It is revised accordingly.

25. It is revised accordingly.

Strategic Relationship - Page 13

26. It is revised accordingly.

Legal - Page 15

27. It is revised to explain how the Company protects its technology. It is further revised to state that the Company intends to obtain patent in protecting intellectual property in China.

Plan of Operations - Page 16

28. It is revised accordingly.

29. As the amount is not significant, the Company does not disclose further about the planned expenditures and how to fund those expenditures.

Liquidity and Capital Resources - Page 17

30. It is revised to clarify that the Company will require between $37,000 to $47,000 over the next 12 months.

31. It is revised to indicate that the Company expects to raise additional cash in the summer of 2005 and Note 1 to the Company's audited financial statement of March 31, 2004 is revised to indicate that the Company plans to seek additional capital through private placement or a director's loan.

Management - Page 18

32. It is revised accordingly.

Security Ownership of Certain Beneficial Owners and Management - Page 20

Principal Stockholders - Page 20

33. The figure is revised to correct the error.

Certain Relationship and Related Transactions - Page 21

34. The Company has no such transactions with any promoters.

Selling Stockholders - Page 23

35. A paragraph is added accordingly.

Description of Capital Stock - Page 26

36. It is deleted.

March 31, 2003 Financial Statements

37. An updated accountant's consent is filed together with the Amendment 2 of the SB-2.

Note 2, Significant Accounting Policies - Page F-7

38. It is revised to reflect translation adjustment based on your comment. Please see row "Accumulated other comprehensive loss" on the Balance Sheet, "Foreign currency translation adjustment on the Statement of Operations, the column "Other comprehensive loss" on the Statement of Stockholders' Equity and the row "Effect of exchange rate changes on cash" on the Statement of Cash Flows of both the March and September 2004 financial statements.

39. It is calculated as follows:

Date	shares issued	total days in period	days shares o/s	Weighted Average
2/4/2004	2,225,000	69	57	1,838,043
3/31/2004	2,225,000	69	57	1,838,043

total days in period			days shares o/s
Jan 23 - 31	9		Feb 4 - 29	26
Feb 1 - 29	29		Mar 1 - 31	31
Mar 1 - 31	31			57
	69

September 30, 2004 Financial Statements

Interim Statements of Operations - Page F-13

40. No rent was accrued as the amount of rent involved in the contributed office space was not material.

41. It is revised to reflect $6,000 consulting fees as contributed services.

42. The $6,000 was accounted as a contributed services and recorded as consulting fees on the statement of operations and contributed surplus on the Statement of Stockholders' Equity.

43. It is revised to correct the error by changing from $3,021 to $1,021.

Part II

Recent Sales of Unregistered Securities - Page 37

44. It is done accordingly.

Exhibits - Page 40

45. It is done accordingly.

Undertakings - Page 40

46. It is revised accordingly.

47. It is deleted.

Exhibit 5.1

48. It is revised.

49. It is noted that the Company need to file a new signed and dated opinion prior to effectiveness.

If you have any other questions, please do note hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: "Ailin Wan"

Ailin Wan

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